NO ACT

PE
2-19-14



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received
FEB 19 2014
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE





14005090

February 19, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-19-14

Thomas Mila
AutoNation, Inc.
milat@autonation.com

Re: AutoNation, Inc.

Dear Mr. Mila:

This is in regard to your letter dated February 19, 2014 concerning the shareholder proposal submitted by the International Brotherhood of Electrical Workers Pension Benefit Fund for inclusion in AutoNation's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponent has withdrawn the proposal and that AutoNation therefore withdraws its February 10, 2014 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Evan S. Jacobson
Special Counsel

cc: Salvatore (Sam) J. Chilia
Trust for the International Brotherhood of Electrical Workers' Pension Benefit Fund
900 Seventh Street, NW
Washington, DC 20001



AutoNation, Inc.
200 SW 1st Avenue, Suite 1400
Fort Lauderdale, FL 33301
954-769-7000 Main
www.AutoNation.com

February 19, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Withdrawal of No-Action Request, Dated February 10, 2014, Regarding the Shareholder Proposal Submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

We refer to our letter, dated February 10, 2014 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that AutoNation, Inc. (the "Company") may properly omit the shareholder proposal (the "Proposal") submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Fund") from the Company's proxy statement for its 2014 annual meeting of stockholders.

Attached hereto as Exhibit A is a letter, dated February 18, 2014 (the "Withdrawal Letter"), from the Trustees of the Fund to the Company withdrawing the Proposal. In reliance on the Withdrawal Letter, we hereby withdraw the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me by telephone at (954) 769-4168 or by email at milat@autonation.com.

Very truly yours,

TM

Thomas Mila
Senior Corporate Counsel
AutoNation, Inc.

Exhibit A



TRUST FOR THE
INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS'
PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

February 18, 2014

VIA EMAIL AND EXPRESS MAIL

Mr. Jonathan P. Ferrando
Executive Vice President, General Counsel and Secretary
AutoNation, Inc.
200 S.W. 1st Avenue
Fort Lauderdale, FL 33301

RE: Notice of Intent to Omit from Proxy Statement Shareholder Proposal Submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Dear Mr. Ferrando:

This letter will serve as notice that the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) withdraws its shareholder proposal submitted on January 30, 2014, for inclusion in AutoNation's proxy statement and for consideration at the 2014 Annual Shareholders meeting.

If you have any questions, please contact IBEW Corporate Affairs Director Jim Voye at (202) 728-6103.

Thank you for your continued attention to this matter.

Sincerely yours,

Salvatore (Sam) J. Chilia
Trustee

SJC:ceb
Copy to Securities and Exchange Commission

Form 972



AutoNation, Inc
200 Southwest 1st Avenue
Fort Lauderdale, FL 33301
(954) 769-7000

February 10, 2014

VIA E-MAIL (shareholderproposals@sec.gov)

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, NE
Washington, DC 20549

Re: Notice of Intent to Omit from Proxy Statement Shareholder Proposal Submitted by the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund

Ladies and Gentlemen:

On January 30, 2014, AutoNation, Inc., a Delaware corporation (the "Company"), received a proposal (the "Proposal") from the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (the "Fund"), dated January 30, 2014, for inclusion in the Company's proxy statement (the "Proxy Statement") for its 2014 annual meeting of stockholders (the "2014 Annual Meeting"). A copy of the Proposal is attached to this letter as Exhibit A.

Pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934, as amended, we are writing to request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the Proposal may be properly omitted from the Proxy Statement.

In accordance with *Staff Legal Bulletin No. 14D* (November 7, 2008) ("SLB 14D"), this letter and its attachment are being e-mailed to the Staff at shareholderproposals@sec.gov. A copy of this letter and its attachment are simultaneously being sent to the Fund as notice of the Company's intent to omit the Proposal from the Proxy Statement as required by Rule 14a-8(j). Pursuant to Rule 14a-8(k) and Section E of SLB 14D, the Company requests that the Fund concurrently provide to the undersigned a copy of any correspondence that is submitted to the Commission or the Staff in response to this letter.

The Company intends to file its definitive Proxy Statement with the Commission on or about March 24, 2014. This letter is being sent to the Staff less than 80 calendar days before such date and therefore, as described below, the Company requests that the Staff waive the 80-day requirement with respect to this letter.

Basis for Exclusion

The Company believes that the Proposal may be properly excluded from the Proxy Statement because the Fund failed to meet the deadline for submission of proposals under Rule 14a-8(e)(2).

Under Rule 14a-8(e)(2), a proposal submitted with respect to a company's regularly scheduled annual meeting must be received by the company "not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting." However, a different deadline applies if "the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting."

The proxy statement for the Company's 2013 annual meeting of stockholders held on May 8, 2013 (the "2013 Annual Meeting") was first made available to stockholders on March 26, 2013. The 2014 Annual Meeting is scheduled for a date that is within 30 days of the date on which the 2013 Annual Meeting was held. Because the Company held an annual meeting for its stockholders in 2013 and because the 2014 Annual Meeting is scheduled for a date that is within 30 days of the date of the 2013 Annual Meeting, under Rule 14a-8(e)(2) all shareholder proposals were required to be received by the Company not less than 120 calendar days before the date the Company's 2013 proxy statement was released to stockholders. The deadline for submitting proposals for inclusion in the Proxy Statement, as set forth on page 14 of the Company's 2013 proxy statement pursuant to Rule 14a-5(e) and calculated in accordance with Rule 14a-8(e)(2), was November 26, 2013.

As indicated above, the Fund faxed the Proposal to the Company on January 30, 2014, well after the November 26, 2013 deadline.

The Staff has previously concurred with the exclusion of a proposal pursuant to Rule 14a-8(e)(2) on the basis that it was received at the company's principal executive offices after the deadline for submitting shareholder proposals. *See, e.g.*, *PPG Industries, Inc.* (avail. Jan. 7, 2014); *PG&E Corporation* (avail. Mar. 5, 2013); *Costco Wholesale Corp.* (avail. Nov. 20, 2012); *Verizon Communications, Inc.* (avail. Jan. 7, 2011); *U.S. Bancorp* (avail. Jan. 4, 2011); *Johnson & Johnson* (avail. Jan. 13, 2010); *General Electric Co.* (avail. Mar. 19, 2009).

The Company therefore requests that the Staff concur that the Proposal may be properly excluded from the Proxy Statement because the Proposal was not received at the Company's principal executive office within the time frame required by Rule 14a-8(e)(2).

Request for Waiver under Rule 14a-8(j)(1)

The Company further requests that the Staff waive the 80-day filing requirement set forth in Rule 14a-8(j) for good cause. Rule 14a-8(j)(1) requires that, if a company "intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the

Commission." However, Rule 14a-8(j)(1) allows the Staff, in its discretion, to permit a company to make its submission later than 80 days before the filing of its definitive proxy statement if the company demonstrates good cause for missing the deadline.

The Company intends to file the definitive Proxy Statement with the Commission on or about March 24, 2014. Because the Company received the Proposal on January 30, 2014, with only 53 days remaining before the date the Company intends to file the definitive Proxy Statement, the Company believes that it has good cause for missing the deadline set forth in Rule 14a-8(j). Accordingly, the Company respectfully requests that the Staff waive the 80-day requirement with respect to this letter.

Conclusion

For the foregoing reasons, the Company respectfully requests your confirmation that the Staff will not recommend any enforcement action to the Commission if the Company omits the Proposal from the Proxy Statement. If the Staff does not agree with the Company's position, I would appreciate the opportunity to discuss this matter with the Staff. I can be reached by telephone at (954) 769-4168 and by email at milat@autonation.com.

Very truly yours,



Thomas Mila
Senior Corporate Counsel
AutoNation, Inc.

Exhibit A



TRUST FOR THE INTERNATIONAL BROTHERHOOD OF ELECTRICAL WORKERS' PENSION BENEFIT FUND

900 Seventh Street, NW • Washington, DC 20001 • 202.833.7000

January 30, 2014

VIA FACSIMILE (954) 769-6340 AND EXPRESS MAIL

Mr. Jonathan P. Ferrando
Executive Vice President, General Counsel and Secretary
AutoNation, Inc.
200 S.W. 1st Avenue
Fort Lauderdale, FL 33301

Dear Mr. Ferrando:

On behalf of the Board of Trustees of the International Brotherhood of Electrical Workers Pension Benefit Fund (IBEW PBF) ("Fund"), I hereby submit the enclosed shareholder proposal for inclusion in AutoNation, Inc.'s ("Company") proxy statement to be circulated to Corporation Shareholders in conjunction with the next Annual Meeting of Shareholders in 2014.

The proposal relates to a "**Ban on Accelerated Vesting of Equity Awards**" and is submitted under Rule 14(a)-8 (Proposals of Security Holders) of the U.S. Securities and Exchange Commission's Proxy Guidelines.

The Fund is a beneficial holder of AutoNation, Inc.'s common stock valued at more than $2,000 and has held the requisite number of shares, required under Rule 14a-8(a)(1) for more than a year. The Fund intends to hold the shares through the date of the company's 2014 Annual Meeting of Shareholders. The record holder of the stock will provide the appropriate verification of the Fund's beneficial ownership by separate letter.

Should you decide to adopt the provisions of the proposal as corporate policy, we will ask that the proposal be withdrawn from consideration at the annual meeting.

Either the undersigned or a designated representative will present the proposal for consideration at the Annual Meeting of the Shareholders.

Sincerely yours,



Salvatore (Sam) J. Chilia
Trustee

SJC:daw
Enclosure

RESOLVED: The shareholders ask the board of directors of AutoNation, Inc. to adopt a policy that in the event of a change in control (as defined under any applicable employment agreement, equity incentive plan or other plan), there shall be no acceleration of vesting of any equity award granted to any named executive officer, provided, however, that the board's Compensation Committee may provide in an applicable grant or purchase agreement that any unvested award will vest on a partial, *pro rata* basis up to the time of the named executive officer's termination, with such qualifications for an award as the Committee may determine.

For purposes of this Policy, "equity award" means an award granted under an equity incentive plan as defined in Item 402 of the SEC's Regulation S-K, which addresses elements of executive compensation to be disclosed to shareholders. This resolution shall be implemented so as not affect any contractual rights in existence on the date this proposal is adopted, and it shall apply only to equity awards made under equity incentive plans or plan amendments that shareholders approve after the date of the 2014 annual meeting.

SUPPORTING STATEMENT

AutoNation ("Company") allows executives to receive an accelerated award of unearned equity under certain conditions after a change of control of the Company. We do not question that some form of severance payments may be appropriate in that situation. We are concerned, however, that current practices at the Company may permit windfall awards that have nothing to do with an executive's performance.

According to last year's proxy statement, a change-in-control at the end of the 2012 could have accelerated the vesting of $15.5 million worth of long-term equity to AutoNation's five senior executives, with Michael Jackson, the Chairman and CEO, entitled to $5.1 million.

In this regard, we note that AutoNation uses a "single trigger" mechanism to determine eligibility for accelerated vesting, meaning the executives are entitled to the accelerated awards even if there is no termination in employment.

We are unpersuaded by the argument that executives somehow "deserve" to receive unvested awards. To accelerate the vesting of unearned equity on the theory that an executive was denied the opportunity to earn those shares seems inconsistent with a "pay for performance" philosophy worthy of the name.

We do believe, however, that an affected executive should be eligible to receive an accelerated vesting of equity awards on a *pro rata* basis as of his or her termination date, with the details of any *pro rata* award to be determined by the Compensation Committee.

Other major corporations, including Apple, Chevron, ExxonMobil, IBM, Intel, Microsoft, and Occidental Petroleum, have limitations on accelerated vesting of unearned equity, such as providing pro rata awards or simply forfeiting unearned awards. Research from James Reda & Associates found that over one third of the largest 200 companies now pro rate, forfeit, or only partially vest performance shares upon a change of control.

We urge you to vote **FOR** this proposal.